Exhibit 97.0

Executive Compensation Clawback Policy
Effective Date: December 1, 2023

1.

Purpose. The Board of Directors (the “Board”) of The Bancorp, Inc. (the “Company”), based upon the recommendation of its Compensation Committee (the “Committee”), has adopted this Executive Compensation Clawback Policy (this “Policy”) to implement a mandatory clawback policy in the event of a Restatement in compliance with the Applicable Rules.

Any capitalized term used in this Policy but not immediately defined has the meaning set forth in Section 2 of this Policy.

2.	Definitions.

a.

“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder, Listing Rule 5608 of the Listing Rules of The Nasdaq Stock Market LLC (“Nasdaq”), and any other laws, statutes, or national stock exchange rules that the Company is or may become subject to.

b.	“Clawback Compensation” means Incentive-Based Compensation determined to be subject to repayment pursuant to this Policy.

c.	"Clawback Event” means a required recovery of Clawback Compensation in the event of a Restatement.

d.	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

e.

“Executive Officer” means each individual who is currently or was previously designated as the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company, including, at a minimum, each officer of the Company who is identified as an executive officer pursuant to Item 401(b) of Regulation S- K under the Exchange Act (17 CFR 229.401(b)).

f.

“Financial Reporting Measures” means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) the Company’s stock price, and (iii) total shareholder

Compensation Committee Approval: 10-18-2023 Board Review and Approval: 10-26-2023	1

return in respect of the Company. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

g.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include, among other forms of compensation, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.

h.

“Received” – Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

i.

“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement (the “Restatement Date”), which date is the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) a date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

j.	“Regulators” means, as applicable, the SEC and Nasdaq.

k.

“Restatement” means an accounting restatement that the Company is required to prepare due to its material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

l.	“SEC” means the U.S. Securities and Exchange Commission

3.	Effective Date. This Policy shall be effective as of December 1, 2023 (the “Effective Date”) and supersedes the prior Compensation Recoupment Policy of the Company as of the Effective Date.

4.

Covered Executive Officers and Covered Incentive-Based Compensation. This Policy applies to Incentive-Based Compensation Received by an Executive Officer: (a) after beginning service as an Executive Officer; (b) who served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation; (c) while the

Compensation Committee Approval: 10-18-2023 Board Review and Approval: 10-26-2023	2

Company had a class of securities listed on a national securities exchange or a national securities association; and (d) during the three completed fiscal years immediately preceding the Restatement Date. Incentive-Based Compensation shall not be recovered under this Policy to the extent Received by any person before the date the person served as an Executive Officer or from any individual who is an Executive Officer on the date on which the Company is required to prepare a Restatement but who was not an Executive Officer at any time during the performance period for which the Incentive-Based Compensation is Received. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Incentive-Based Compensation pursuant to this Policy.

This Policy shall apply to Incentive-Based Compensation that is Received by any Executive Officer on or after October 2, 2023. For the avoidance of doubt, the terms of this Policy shall apply under the foregoing circumstances even if the arrangement (contractual or otherwise) under which the Incentive-Based Compensation is granted, earned, or vested was approved prior to October 2, 2023.

5.

Recovery on a Restatement. In the event the Company is required to prepare a Restatement, the Company shall reasonably promptly recover from an Executive Officer the amount of any erroneously awarded Incentive-Based Compensation that is Received by such Executive Officer during the Recovery Period. The amount of erroneously Received Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by the Executive Officer (whether in cash or shares) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in shares) that would have been Received by the Executive Officer had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities incurred or paid by the Executive Officer.

Without limiting the forgoing, for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (a) the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to Nasdaq.

6.

Limited Exceptions. While generally the Company must recover erroneously awarded Incentive-Based Compensation in compliance with this Policy, no recovery of Incentive- Based Compensation shall be required if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:

a.

the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable

Compensation Committee Approval: 10-18-2023 Board Review and Approval: 10-26-2023	3

attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempts to recover, and (iii) provide that documentation to Nasdaq;

b.

recovery would violate home country law where that law was adopted prior to November 28, 2022; provided, that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on violation of home country law, the Company shall (i) have obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such violation, and (ii) provide a copy of such opinion to Nasdaq; or

c.

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations promulgated thereunder.

7.

Methods of Recovery. In the event of a Clawback Event, to the extent permitted by applicable law, the Company shall, as determined by the Committee in its sole discretion, take such actions as it deems necessary or appropriate to recover Clawback Compensation to the extent it is available. These actions may include, without limitation:

a.	requiring reimbursement of all or part of any Clawback Compensation (whether vested or unvested);

b.	declaring the forfeiture, reduction, or cancellation of any Clawback Compensation (whether vested or unvested) that has not been distributed or otherwise settled;

c.	seeking the recovery of any Clawback Compensation that was previously paid to the Executive Officer;

d.	requiring reimbursement of any amounts realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Clawback Compensation;

e.	offsetting, withholding, or eliminating of any compensation that could be paid or awarded to the Executive Officer after the date of determination;

f.

declaring the forfeiture of any amount in respect of Clawback Compensation that was contributed or deferred to a plan that takes into account Clawback Compensation (excluding certain tax-qualified plans, but including deferred compensation plans, supplemental executive retirement plans, and insurance plans), and any earnings accrued on such Clawback Compensation; and

g.	taking of any other remedial and recovery action permitted by applicable law or contract.

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8.

Public Disclosure. The Company shall make all required disclosures and filings with the Regulators with respect to this Policy in accordance with the requirements of the Applicable Rules and any other requirements applicable to the Company, including any disclosures required in connection with SEC filings. A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 10-K as required by the Applicable Rules.

9.

No Indemnification. The Company shall not indemnify any current or former Executive Officer against the loss of erroneously awarded compensation and shall not pay or reimburse any Executive Officer for premiums incurred or paid for any insurance policy to fund such Executive Officer’s potential recovery obligations.

10.

Administration. This Policy shall be administered by the Committee, which shall make all determinations with respect to this Policy, consistent with applicable law and this Policy; provided, that this Policy shall be interpreted in a manner consistent with the requirements of the Applicable Rules. Compliance with this Policy is mandatory and shall not be waived by the Committee, the Board, or the Company in any respect. Any interpretations and determinations made by the Committee shall be final and binding on all affected individuals.

11.	Successors. This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.

12.

No Substitution of Rights; Non-Exhaustive Rights. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to (a) The Bancorp, Inc. 2018 Equity Incentive Plan, The Bancorp, Inc. 2020 Equity Incentive Plan, any successor plan to either of the foregoing, or any other incentive plan of the Company or any of its subsidiaries or affiliates or (b) the terms of any similar policy or provision in any employment agreement, compensation agreement or arrangement, or similar agreement and any other legal remedies available to the Company.

In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate, and in the Company’s best interest in connection with a Clawback Event, including termination of an Executive Officer’s employment or initiation of legal action against an Executive Officer, and nothing in this Policy limits the Company’s rights to take any such appropriate actions.

13.

Annual Review; Amendment. This Policy shall be subject to annual review by the Committee. The Board may amend this Policy at any time for any reason, subject to limitations under the Applicable Rules. Without limiting the forgoing, the Board may amend this Policy as it deems necessary to reflect any amendment of the Applicable Rules or regulation or guidance issued under the Applicable Rules.

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Compensation Committee Approval: 10-18-2023 Board Review and Approval: 10-26-2023	5

Executive Compensation Clawback Policy Policy Acknowledgement

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Executive Compensation Clawback Policy (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Policy”) of The Bancorp, Inc. (the “Company”). I further acknowledge that any right of recovery under the Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to the terms of any employment agreement, equity award agreement, equity incentive plan, cash incentive plan or similar agreement, plan, or policy and any other legal remedies available to the Company. In the event it is determined by the Company’s Board of Directors or its designee that any amounts granted, awarded, earned, or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.

By: __________________________

Name: ________________________

Title: _________________________

Date: _________________________